United States
Securities and Exchange Commission
Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

(x) Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2017.

Or

( ) Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from ___________ to _____________.

Commission File No. 001-11595

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Astec Industries, Inc. 401(k) Retirement Plan
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421
(423) 899-5898

REQUIRED INFORMATION

The following financial statements and schedules have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended:

Astec Industries, Inc. 401(k) Retirement Plan Audited Financial Statements and Supplemental Schedule
as of December 31, 2017 and 2016 and for the Year Ended December 31, 2017 with Report of
Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

Audited Financial Statements:
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Edgar filing only:
Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Audited Financial Statements and
 Supplemental Schedule
Astec Industries, Inc. 401(k) Retirement Plan
As of December 31, 2017 and 2016 and for the
 Year Ended December 31, 2017
With Report of Independent Registered Public Accounting Firm

Astec Industries, Inc. 401(k) Retirement Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2017 and 2016
 and for the Year Ended December 31, 2017
Contents
Report of Independent Registered Public Accounting Firm
Financial Statements
Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

To Plan Administrator and Plan Participants of the
Astec Industries Inc. 401(k) Retirement Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Astec Industries Inc. 401(k) Retirement Plan (the "Plan") as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan's auditor since 2013

Chattanooga, Tennessee
June 15, 2018

Astec Industries, Inc. 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets
Investments, at fair value	$271,307,813	$227,578,540
Receivables:
Employer contributions	158,719	158,994
Participant contributions	–	44,398
Notes receivable from participants	8,664,117	8,332,181
Total receivables	8,822,836	8,535,573
Total assets	280,130,649	236,114,113

Liabilities
Excess participant contributions payable	109,213	60,149
Net assets available for benefits	$280,021,436	$236,053,964

The accompanying notes are an integral part of these financial statements.

Astec Industries, Inc. 401(k) Retirement Plan

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2017

Additions to net assets attributed to:
Investment income	$8,238,859
Net appreciation in fair value of investments	30,166,554
Total investment income	38,405,413
Interest income on notes receivable from participants	360,247

Contributions:
Participants	13,616,445
Employer	6,668,898
Rollover	3,003,146
Total contributions	23,288,489
Transfers from RexCon, Inc. Plans (Note 1)	1,415,449
Total additions	63,469,598

Deductions from net assets attributed to:
Benefits paid to participants	18,958,363
Administrative expenses	543,763
Total deductions	19,502,126

Net increase	43,967,472

Net assets available for benefits:
Beginning of year	236,053,964
End of year	$280,021,436

The accompanying notes are an integral part of this financial statement.

Astec Industries, Inc. 401(k) Retirement Plan
Notes to Financial Statements
December 31, 2017

1. Description of Plan
The following description of the Astec Industries, Inc. 401(k) Retirement Plan (the "Plan") provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution plan covering all eligible full-time employees of Astec Industries, Inc. and its U.S. domiciled subsidiaries (the "Company") who have reached age eighteen. Eligible Participants are automatically enrolled in the Plan with a 4% salary deferral unless they elect otherwise.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan is administered by a committee appointed by the Company. Great-West Financial Retirement Plan Services is the recordkeeper for the Plan.  Great-West Trust Company, LLC is the trustee of the Plan.
In connection with the Company's acquisition of substantially all of the assets and liabilities of RexCon, LLC on October 1, 2017, the RexCon, LLC 401(k) Plan and Trust ("RexCon Plan") was terminated.  Prior to its termination, participants of the RexCon Plan were given the option to transfer their balances into the Plan.
Contributions
Participants may elect to contribute up to 40% of their base salary through payroll deductions, as defined under the provisions of the plan document, subject to Internal Revenue Code ("Code") limitations. The Company matches 75% of each participant's contribution up to 4% of the participant's compensation. Participants who will attain age 50 before the close of the Plan year are eligible to make additional catch-up contributions, subject to Code limitations. Catch-up contributions are not eligible for the Company's matching contribution.
Participants direct their elective contributions into various investment options offered by the Plan and can change their investment options on a daily basis. If a participant is automatically enrolled, their contributions are invested in the applicable lifecycle fund based on the participant's age until the participant changes their election. The Company's contributions are allocated in the same manner as that of the participant's elective contributions.

Participant Accounts
Each participant's account is credited with the participant's contributions, the Company's matching contributions, and Plan investment earnings. Additionally, a participant's account is charged with quarterly recordkeeping fees, administrative fees for certain participant elected services and Plan investment losses.  Allocations of investment earnings (losses) are based on participant account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.
Vesting
Participants are immediately vested in their entire account balance.
Participant Loans
Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000, reduced by certain items identified in the plan document, or 50% of their vested account balance, whichever is lower. Loan terms range from one to five years or up to twenty years for the purchase of a primary residence. The loans are secured by the balances in the respective participants' accounts and bear interest at a rate of prime plus two percent. Principal and interest are paid ratably through payroll deductions.
Payment of Benefits
Subsequent to termination of service, a participant may receive a lump-sum amount equal to the value of his or her account on the date of distribution.  Annual required minimum distributions are paid as prescribed by the Code on certain participant accounts.
In-service withdrawals are available in certain limited circumstances, as defined by the plan document. Hardship withdrawals are allowed for participants incurring an immediate and heavy financial need, as defined by the plan document. Hardship withdrawals are strictly regulated by the Internal Revenue Service ("IRS"), and a participant must exhaust all available loan options and available distributions prior to requesting a hardship withdrawal.
Administrative Expenses
Certain expenses of maintaining the Plan, such as audit, legal services and discrimination testing, are paid directly by the Plan Sponsor and are excluded from these financial statements.  Recordkeeping fees (Note 7) and fees for investment advisory services requested by individual participants are charged directly to those participants' accounts and are included in administrative expenses.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERlSA. If the Plan is terminated or contributions are permanently discontinued, benefits will remain 100% vested and be distributed in accordance with the provisions of the Plan.
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements of the Plan are presented on the accrual basis of accounting in accordance with United States generally accepted accounting principles.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balances plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related loan processing fees are deducted from loan proceeds at the inception of the loan. No allowance for credit losses has been recorded as of December 31, 2017 or 2016. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Excess Participant Contributions Payable
Amounts payable to participants for contributions in excess of amounts allowed by the IRS are recorded as a liability with a corresponding reduction to contributions. The Plan distributed the excess contributions to the applicable participants prior to March 15 of the following year.
Uses of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires plan management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedule. Actual results could differ from those estimates.
Events Occurring After Reporting Date
Plan management has evaluated events and transactions that occurred between December 31, 2017 and the issuance of the report for possible recognition or disclosure in the financial statements.

Investments
The Plan's investments are stated at fair value as described in Note 3.
Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date. Interest is recognized when earned. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.
3. Fair Value Measurements
Fair value is defined as the price that would be received upon sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
•	quoted prices for similar assets and liabilities in active markets
•	quoted prices for identical or similar assets or liabilities in markets that are not active
•	observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management's own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Following is a description of the valuation methodologies used for assets within the fair value hierarchy: There have been no changes in the methodologies used as of December 31, 2017 and 2016.
Mutual funds: Valued at the net asset value ("NAV") of shares held by the Plan at year-end which is based on the closing price reported in the active market.
Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following table sets forth by level within the fair value hierarchy (all the Plan's assets are identified as being in Level 1), the Plan's assets at fair value as of December 31, 2017:
	Level 1	Total

Mutual funds	$230,205,365	$230,205,365
Company common stock	7,100,983	7,100,983
Total investments in hierarchy	$237,306,348	237,306,348
Stable value fund (a)		34,001,465
Total Investments, at fair value		$271,307,813

The following table sets forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2016:
	Level 1	Total

Mutual funds	$183,895,618	$183,895,618
Company common stock	8,475,306	8,475,306
Total investments in hierarchy	$192,370,924	192,370,924
Stable value fund (a)		35,207,616
Total Investments, at fair value		$227,578,540

(a) Valued at the NAV as a practical expedient to estimate fair value.  This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV.  Participant transactions (purchases and sales) may occur daily.  If the Plan initiates a full redemption of the fund, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

The following table summarizes investments measured at fair value based on NAV per share as of December 31, 2017 and 2016, respectively.
Description	Fair Value 12/31/2017	Fair Value 12/31/2016	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Stable value funds	$ 34,001,465	$ 35,207,616	N/A	Daily	30 Days

5. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
6. Income Tax Status
The plan sponsor adopted a prototype plan, which received a favorable opinion letter from the IRS on March 31, 2014 which stated that the prototype plan was designed in accordance with the applicable sections of the Code.  The Plan itself has not received a determination letter from the IRS stating that the Plan is qualified under Section 401(a) of the Code.  However, the plan administrator believes that the adopted prototype plan is designed and is currently being operated in compliance with the applicable requirements of the Code and is therefore, qualified and exempt from taxation.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects for a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7. Parties-In-Interest and Related Party Transactions
Transactions with parties-in-interest include investments in the Company's common stock and participant loans.  These transactions are exempt from the prohibited transactions rules under ERISA.
Transactions in Company stock qualify as related party transactions.  The Plan held Company stock valued at $7,100,983 and $8,475,306 at December 31, 2017 and 2016, respectively.  During the plan year ended December 31, 2017, the Plan had purchases of Company stock in the amount of $733,490 and sales in the amount of $974,139.
Great-West Financial Retirement Plan Services ("Great-West") provides certain administrative services to the Plan pursuant to a Master Services Agreement ("Agreement").  Great-West receives revenue for recordkeeping fees charged to participants' accounts as specified in the Agreement.  This revenue is used to offset certain amounts owed to Great-West for its administrative services to the Plan, and therefore, qualify as party-in-interest transactions.
8. Reconciliation Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:
	December 31
	2017	2016

Net assets available for benefits per financial statements	$280,021,436	$236,053,964
Deemed loans not reported on Form 5500	(359,400)	(395,617)
Net assets available for benefits per Form 5500	$279,662,036	$235,658,347

The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to net income per Form 5500:
Year Ended December 31, 2017

Net increase in net assets available for benefits per financial statement	$43,967,472
Less: deemed loans not reported on Form 5500 at December 31, 2017	(359,400)
Plus: deemed loans not reported on Form 5500 at December 31, 2016	395,617
Net increase in net assets available for benefit per Form 5500	$44,003,689

Astec Industries, Inc. 401(k) Retirement Plan

EIN:  62-0873631       Plan Number: 001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)
December 31, 2017

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(e) Current Value
	iShares Russell 2000	Small Capital Index Institutional	$ 4,631,297
	Columbia	Strategic Income	298,857
	Fidelity	Mid Cap Index Premium	4,869,847
	J.P. Morgan	Smart Retirement 2020 Fund	18,417,379
	J.P. Morgan	Smart Retirement 2025 Fund	8,241,108
	J.P. Morgan	Smart Retirement 2030 Fund	20,245,830
	J.P. Morgan	Smart Retirement 2035 Fund	6,381,471
	J.P. Morgan	Smart Retirement 2040 Fund	13,485,759
	J.P. Morgan	Smart Retirement 2045 Fund	3,692,510
	J.P. Morgan	Smart Retirement 2050 Fund	4,472,296
	J.P. Morgan	Smart Retirement 2055 Fund	3,082,311
	J.P. Morgan	Smart Retirement 2060 Fund	641,047
	J.P. Morgan	Smart Retirement Income Fund	12,193,008
	J.P. Morgan	Intrepid Growth Fund	31,530,004
	J.P. Morgan	Equity Index Fund	40,307,010
	J.P. Morgan	Equity Income Fund	13,697,421
	Lord Abbett	High Yield Bond Fund	698,493
	Mass Mutual	Select Mid Cap Growth Fund	7,791,235
	Pioneer	Pioneer Bond-K	1,053,525
	Principal	MidCap Value Fund III Institutional Class	107,383
	Prudential	Stable Value Fund	34,001,465
	Prudential	Jennison Small Company Z	382,863
	Putnam	International Equity Fund	7,786,938
	Putnam	Small Capital Value	5,529,772
	PIMCO	Total Return Institutional Bond Fund	1,918,058
	Schwab	Brokerage accounts	760,871
	TIAA-CREF	International Equity Index Fund	17,989,072
*	Astec Industries, Inc.	Common stock	7,100,983
*	Participant loans	Interest rates ranging from 4.25-10.5%, maturity varies through 2037	8,664,117
	Total assets held for investments		$279,971,930

*	Represents a party-in-interest to the Plan.
Note: Cost information has not been included in column (d) because all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed by the undersigned, hereunto duly authorized.

ASTEC INDUSTRIES, INC.
401(k) RETIREMENT PLAN

By: /s/ David C. Silvious
Astec Industries, Inc.
401(k) Retirement Plan Committee

Date: June 15, 2018

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm